Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2010 (1)	2011 (1)

Net Income	$114	$148
Equity in earnings of unconsolidated affiliates, net of distributions	5	(3)
Income taxes	102	87
Capitalized interest	(1)	(2)
	220	230

Fixed charges, as defined:

Interest	158	149
Capitalized interest	1	2
Interest component of rentals charged to operating expense	6	4
Total fixed charges	165	155

Earnings, as defined	$385	$385

Ratio of earnings to fixed charges	2.33	2.48

(1)	Excluded from the computation of fixed charges for the three months ended March 31, 2010 and 2011 is interest expense of $2 million and $1 million, which is included in income tax expense.